Exhibit 99.1

Jin Medical Announces the Official Commencement Date of Chuzhou Facility

Changzhou, China, January 22, 2026 - Jin Medical International Ltd. (NASDAQ: ZJYL) (“Jin Medical”, and together with all its subsidiaries, the ”Company”), a NASDAQ-listed leading provider of rehabilitation medical equipment in China, announced today that its wholly-owned subsidiary, Zhongjin Medical Equipment (Anhui) Co., Ltd., has made significant progress in the final construction of its manufacturing facility in Chuzhou, Anhui Province, China. The Company is projected to launch full capacity production by the end of April 2026. The Company completed regulatory filings with the local authorities for the Chuzhou facility on December 29, 2025, and has obtained the license for Class I Medical Device production. The commencement of full production is expected to deliver an annual production capacity of 200,000 units of mid-to-high end electric wheelchairs and senior mobility scooters.

The Chuzhou facility is situated in the heart of the Yangtze River Delta’s manufacturing hub, offering strategic geographical and supply chain advantages. Once fully operational, the project is anticipated to generate a substantial annual output capacity that will significantly enhance Jin Medical’s comprehensive manufacturing capabilities in premium mobility products.

Dr. Erqi Wang, Chairman and CEO of Jin Medical stated, “The completion of this project will support our strategic goal of optimizing global production capacities. The Chuzhou base will strengthen the resilience of our supply chain and accelerate our response to both domestic and international market demands.” According to the Company’s strategic plan, the facility will prioritize production of mid-to-high-end electric wheelchairs and senior mobility scooters during its initial phase, utilizing automated production lines and highly efficient protocols to improve cost control and product quality consistency.

Industry experts note that Jin Medical’s expansion coincides with the growing global demand for assistive devices driven by global aging trend. Located in a region with robust manufacturing infrastructure, the Chuzhou facility is expected to enhance Jin Medical’s market competitiveness through efficient scaled production. The Company reaffirms its commitment to executing the project as planned and creating sustained value for shareholders through efficient execution.

About Jin Medical International Ltd.

Founded in 2006 and headquartered at Changzhou, Jiangsu Province of China, Jin Medical designs, develops, manufactures and markets wheelchairs and living aids products for people with disabilities, elderlies, and for rehabilitation application. Currently, Jin Medical already operates two manufacturing plants of approximately 230,000 square feet in the aggregate in Changzhou City and Taizhou City, Jiangsu Province, China. Jin Medical is currently establishing a new facility with 430,000 square feet in Chuzhou, Anhui Province, China. Jin Medical works with more than 40 distributors in China and more than 20 international distributors. The majority of Jin Medical’s wheelchair products, with more than 30 models, are sold to distributors in Japan and China. Jin Medical continuously delivers innovative wheelchair products that are both lightweight and ergonomic. For more information, please visit: http://www.zhjmedical.com.

Forward-Looking Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performances, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may”, “will”, “should”, “intend”, “plan”, “strive”, “believe”, “expect”, “anticipate”, “project”, “estimate,” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks, including, but not limited to, the following: the Company’s ability to achieve its goals and strategies, the Company’s future business development and plans for future business development, including its financial conditions and results of operations, product and service demand and acceptance, reputation and brand, the impact of competition and pricing, changes in technology, government regulations, import and export restrictions, fluctuations in general economic and business conditions, and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the U.S. Securities and Exchange Commission (“SEC”). For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, as well as its current reports on Form 6-K and other filings, all of which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

ir@zhjmedical.com